 Exhibit 99.1
Management’s Discussion and Analysis
November 2, 2022
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2021, dated February 23, 2022 (the 2021 annual MD&A).
This MD&A, for the three and nine months ended September 30, 2022, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2022, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021, and the 2021 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 23, 2022 (the 2021 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
2022 Third Quarter   Suncor Energy Inc.   7

Management’s Discussion and Analysis
1. Advisories
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
Non-GAAP and Other Financial Measures
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in return on capital employed (ROCE) and ROCE excluding impairments, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, net debt, total debt, last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. Adjusted operating earnings (loss) is defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Adjusted funds from (used in) operations, ROCE, ROCE excluding impairments, price realizations, free funds flow, net debt, total debt, refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2021 annual MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
8   2022 Third Quarter   Suncor Energy Inc.

2. Third Quarter Highlights
•
Third quarter financial results

•
Suncor’s adjusted operating earnings(1)(2) increased to $2.565 billion ($1.88 per common share) in the third quarter of 2022, compared to $1.043 billion ($0.71 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter, and higher upstream production. The increase in adjusted operating earnings was partially offset by increased income taxes, royalties and operating expenses in the current quarter. The increase in operating expenses was primarily related to a significant increase in commodity input costs, increased maintenance and higher costs associated with increased Oil Sands production. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a first-in, first-out (FIFO) inventory valuation loss partially offset by a realization of intersegment profit in the third quarter of 2022, compared to a FIFO inventory valuation gain partially offset by a deferral of intersegment profit in the third quarter of 2021.

•
The company had a net loss of  $609 million ($0.45 per common share) in the third quarter of 2022, compared to net earnings of  $877 million ($0.59 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, the net loss for the third quarter of 2022 included a non-cash impairment of $3.397 billion against the company’s share of the Fort Hills assets, a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, the recognition of  $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss), a $65 million foreign exchange loss related to the sale of the company’s share of its Exploration and Production (E&P) assets in Norway, a $7 million unrealized gain on risk management activities recorded in other income (loss) and an $857 million income tax recovery related to the items noted. Net earnings in the prior year quarter included a $282 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a non-cash impairment reversal of $221 million against the company’s share of the Terra Nova assets, an $80 million loss for the early repayment of long-term debt, a $22 million unrealized loss on risk management activities recorded in other income (loss) and a $3 million income tax expense related to the items noted.

•
Adjusted funds from operations(1)(2) increased to $4.473 billion ($3.28 per common share) in the third quarter of 2022, compared to $2.641 billion ($1.79 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.449 billion ($3.26 per common share) for the third quarter of 2022, compared to $4.718 billion ($3.19 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a use of cash associated with the company’s working capital balances in the third quarter of 2022, compared to a significant source of cash in the prior year quarter. The source of cash in the prior year quarter was primarily due to an increase in accounts payable and accrued liabilities and the receipt of the company’s 2020 federal income tax refund.

•
Strong Oil Sands cash flows during significant planned maintenance. Oil Sands generated $3.257 billion in adjusted funds from operations(3) in the third quarter of 2022, compared to $1.745 billion in the prior year quarter. Production from the company’s Oil Sands assets was 646,000 bbls/d in the third quarter of 2022, compared to 605,100 bbls/d in the prior year quarter. Production in the current period reflects increased production at Oil Sands Base due to decreased planned maintenance activities in the current quarter, increased production at Fort Hills and the impact of planned turnaround activities at Syncrude.

•
Reliable downstream operations. In the third quarter of 2022, reliable operations resulted in refinery crude throughput of 466,600 bbls/d and utilization of 100%, compared to 460,300 bbls/d and 99%, respectively, in the prior year quarter. The company leveraged its extensive domestic sales network and export channels to achieve refined product sales of 577,300 bbls/d, compared to 551,500 bbls/d in the prior year quarter. As a result, Refining and Marketing (R&M) generated approximately $1.8 billion in adjusted funds from operations(3), excluding the impacts of a FIFO inventory valuation loss(4) of $585 million, compared to approximately $1.0 billion of adjusted funds from operations in the prior year quarter, excluding the impacts of a $91 million FIFO gain.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.

(3)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(4)
The estimated impact of the last-in, first-out (LIFO) method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Third Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
•
Returning value to shareholders. In the third quarter of 2022, Suncor continued to deliver on its strategy of growing shareholder returns, returning approximately $1.7 billion of value to its shareholders through approximately $1.0 billion in share repurchases and $638 million of dividends, compared to approximately $1.0 billion in the prior year quarter through $704 million in share repurchases and $309 million of dividends. As at October 31, 2022, since the start of the year, the company has repurchased approximately $4.6 billion of its common shares, representing approximately 104.7 million common shares at an average share price of $44.01 per common share, or the equivalent of 7.3% of its common shares as at December 31, 2021.

•
Net debt(1) reduction. In support of its debt reduction and annual capital allocation targets, the company reduced net debt by approximately $1.8 billion in the third quarter of 2022, excluding the impact of a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.

•
Significant debt repayments subsequent to quarter. Subsequent to the quarter, Suncor executed a debt tender offer and, as a result, repaid approximately $3.6 billion of its various notes below par. This structural reduction of long-term debt was executed during opportunistic market conditions and demonstrates the company’s confidence in its business and commitment to reducing net debt.

•
Optimizing the company’s portfolio to drive value. In alignment with Suncor’s strategy to maximize value through its core business, the company continues to optimize and streamline its portfolio. In the third quarter of 2022, the company completed the sale of its E&P assets in Norway. Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, which is expected to be completed in the first quarter of 2023. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close within the next twelve months.

•
Acquired additional interest in Fort Hills. Subsequent to the third quarter of 2022, Suncor entered into an agreement, subject to regulatory approval and other closing conditions, to acquire Teck Resources Limited (Teck) 21.3% working interest in Fort Hills Energy L.P. (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, before closing adjustments and other closing costs, bringing the total aggregate working interest of Suncor and its affiliate to 75.4%. The transaction meets Suncor’s return objectives and builds upon the company’s strategy to optimize its portfolio around its core assets. The transaction is expected to close in the first quarter of 2023.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

10   2022 Third Quarter   Suncor Energy Inc.

3. Consolidated Financial Information
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
(Loss) earnings before income taxes(1)

Oil Sands	(1 193)	629	4 008	1 656

Exploration and Production	637	590	2 643	1 188

Refining and Marketing	753	848	4 177	2 268

Corporate and Eliminations	(676)	(753)	(2 050)	(1 596)

Income tax expense	(130)	(437)	(2 442)	(950)
Net (loss) earnings	(609)	877	6 336	2 566
Adjusted operating earnings (loss)(1)(2)

Oil Sands	2 195	635	7 323	1 657

Exploration and Production	555	369	1 916	967

Refining and Marketing	755	864	4 158	2 275

Corporate and Eliminations	47	(391)	(1 121)	(1 436)

Income tax expense included in adjusted operating earnings	(987)	(434)	(3 142)	(952)
Total	2 565	1 043	9 134	2 511
Adjusted funds from (used in) operations(1)(2)

Oil Sands	3 257	1 745	10 902	5 116

Exploration and Production	894	521	2 459	1 386

Refining and Marketing	1 174	1 113	4 898	2 962

Corporate and Eliminations	100	(352)	(967)	(1 453)

Current income tax expense	(952)	(386)	(3 380)	(898)
Total	4 473	2 641	13 912	7 113
Change in non-cash working capital	(24)	2 077	(2 156)	2 036

Cash flow provided by operating activities	4 449	4 718	11 756	9 149
Capital and exploration expenditures(3)(4)

Asset sustainment and maintenance	968	821	2 379	2 309

Economic investment	368	362	1 182	956
Total	1 336	1 183	3 561	3 265
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Free funds flow(2)	3 094	1 420	10 227	3 742

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Excludes capitalized interest of  $43 million in the third quarter of 2022 and $38 million in the third quarter of 2021.

(4)
Excludes capital expenditures related to assets held for sale of  $38 million in the third quarter of 2022 and $93 million in the first nine months of 2022.

2022 Third Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
Operating Highlights
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	405.1	405.5	467.2	452.8

Oil Sands – Non-upgraded bitumen (mbbls/d)	240.9	199.6	190.3	183.9

Exploration and Production (mboe/d)	78.1	93.5	79.0	90.9
Total (mboe/d)	724.1	698.6	736.5	727.6
Refinery utilization (%)	100	99	92	87

Refinery crude oil processed (mbbls/d)	466.6	460.3	430.9	404.8
Net Earnings
Suncor’s consolidated net loss for the third quarter of 2022 was $609 million, compared to net earnings of  $877 million in the prior year quarter. Net loss was primarily influenced by the same factors that impacted adjusted operating earnings described subsequently in this section.
Other items affecting net (loss) earnings over these periods included:
•
During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck’s interest in Fort Hills, the company recorded a non-cash impairment of  $3.397 billion before-tax against its share of the Fort Hills assets.

•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of  $723 million recorded in financing expenses in the Corporate and Eliminations segment in the third quarter of 2022, compared to a loss of  $282 million in the third quarter of 2021.

•
The recognition of  $147 million of insurance proceeds recorded in other income related to the company’s assets in Libya in the E&P segment.

•
A $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway, in the E&P segment.

•
An unrealized gain on risk management activities of  $7 million recorded in other income (loss) in the third quarter of 2022, compared to a loss of  $22 million in the third quarter of 2021.

•
During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $221 million against its share of the Terra Nova assets, in the E&P segment, as a result of the Asset Life Extension Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

•
During the third quarter of 2021, the company recorded a loss of  $80 million for early repayment of long-term debt, in the Corporate segment.

•
An income tax recovery related to the items noted above of  $857 million in the third quarter of 2022, compared to an expense of  $3 million in the third quarter of 2021.

12   2022 Third Quarter   Suncor Energy Inc.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Net (loss) earnings	(609)	877	6 336	2 566

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	723	282	929	(88)

Unrealized (gain) loss on risk management activities	(7)	22	(101)	8

Asset impairment (reversal)	3 397	(221)	2 752	(221)

Recognition of insurance proceeds	(147)	—	(147)	—

Loss on significant disposal	65	—	65	—

Restructuring charge	—	—	—	168

Loss on early repayment of long-term debt	—	80	—	80

Income tax (recovery) expense on adjusted operating earnings adjustments	(857)	3	(700)	(2)
Adjusted operating earnings(1)	2 565	1 043	9 134	2 511

(1)
Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and realized commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor’s adjusted operating earnings increased to $2.565 billion ($1.88 per common share) in the third quarter of 2022, compared to $1.043 billion ($0.71 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter, and higher upstream production. The increase in adjusted operating earnings was partially offset by increased income taxes, royalties and operating expenses in the current quarter. The increase in operating expenses was primarily related to a significant increase in commodity input costs, increased maintenance and higher costs associated with increased Oil Sands production. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a FIFO inventory valuation loss partially offset by a realization of intersegment profit in the third quarter of 2022, compared to a FIFO inventory valuation gain partialy offset by a deferral of intersegment profit in the third quarter of 2021.
2022 Third Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Operating, Selling and General Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Operations, selling and corporate costs	2 558	2 307	7 239	6 733

Commodities	520	381	1 555	1 095

Share-based compensation and other(1)	(3)	80	457	560
Total operating, selling and general expenses	3 075	2 768	9 251	8 388

(1)
In the third quarter of 2022, share-based compensation recovery of  $29 million included a $7 million recovery recorded in the Oil Sands segment, a $1 million recovery recorded in the E&P segment, a $5 million recovery recorded in the R&M segment and a $16 million recovery recorded in the Corporate and Eliminations segment. The third quarter of 2021 share-based compensation expense of  $2 million included a $2 million expense recorded in the Oil Sands segment, nil recorded in the E&P segment, a $1 million expense recorded in the R&M segment and a $1 million recovery recorded in the Corporate and Eliminations segment. Other primarily includes non-recurring costs associated with investments in the company’s digital transformation.

The company’s total operating, selling and general expenses were $3.075 billion in the third quarter of 2022, compared to $2.768 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, including higher natural gas prices, increased maintenance and higher costs associated with increased Oil Sands production. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.
14   2022 Third Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended September 30		Average for the nine months ended September 30
		2022	2021	2022	2021
WTI crude oil at Cushing	US$/bbl	91.65	70.55	98.15	64.85

Dated Brent crude	US$/bbl	100.95	73.45	105.40	67.75

Dated Brent/Maya crude oil FOB price differential	US$/bbl	17.95	7.80	14.80	6.25

MSW at Edmonton	Cdn$/bbl	116.85	83.75	123.45	75.90

WCS at Hardisty	US$/bbl	71.75	56.95	82.35	52.35

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(19.90)	(13.60)	(15.80)	(12.50)

SYN-WTI differential	US$/bbl	8.80	(1.60)	4.55	(1.60)

Condensate at Edmonton	US$/bbl	87.35	69.20	97.25	64.60

Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.15	3.40	5.20	3.10

Alberta Power Pool Price	Cdn$/MWh	221.40	100.35	145.10	100.10

New York Harbor 2-1-1 crack(1)	US$/bbl	46.70	20.90	45.05	18.95

Chicago 2-1-1 crack(1)	US$/bbl	43.30	20.45	37.75	18.05

Portland 2-1-1 crack(1)	US$/bbl	57.30	26.70	51.60	22.40

Gulf Coast 2-1-1 crack(1)	US$/bbl	41.85	19.55	40.45	17.45

U.S. Renewable Volume Obligation	US$/bbl	8.10	7.35	7.45	7.00

Exchange rate	US$/Cdn$	0.77	0.79	0.78	0.80

Exchange rate (end of period)	US$/Cdn$	0.73	0.78	0.73	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the third quarter of 2022, crude oil and crack spread benchmarks significantly improved compared to the prior year quarter and were impacted by increased demand in addition to supply uncertainty related to the current geopolitical conflict. Commodity market volatility increased during the third quarter of 2022, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the third quarter of 2022 reflected an increase in WTI at Cushing, which averaged US$91.65/bbl compared to US$70.55/bbl in the prior year quarter, and also reflected favourable SYN-WTI differentials. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. The price of sour SCO can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $116.85/bbl in the third quarter of 2022 compared to $83.75/bbl in the prior year quarter, and prices for WCS at Hardisty increased to US$71.75/bbl in the third quarter of 2022, from US$56.95/bbl in the prior year quarter.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality premiums and discounts, as well as spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the third quarter of 2022, but were higher than the prior year quarter on an absolute basis due to the increase in WTI prices.
2022 Third Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$100.95/bbl in the third quarter of 2022 compared to US$73.45/bbl in the prior year quarter.
Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix, location, quality and grade differentials, and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the third quarter of 2022, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to increased demand for transportation fuels and declining North American refined product inventory levels, and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$45.45/bbl in the third quarter of 2022 compared to US$27.60/bbl in the third quarter of 2021, reflecting the significant increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $4.15/GJ in the third quarter of 2022, from $3.40/GJ in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price significantly increased to an average of  $221.40/MWh in the third quarter of 2022 compared to $100.35/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. In the third quarter of 2022, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.77 per one Canadian dollar from US$0.79 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the third quarter of 2022 when compared to the prior year quarter.
Suncor also has assets and liabilities, including approximately 65% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at September 30, 2022, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate at the end of the period decreased to US$0.73 per one Canadian dollar from US$0.78 per one Canadian dollar in the prior year quarter. This rate decrease had a larger negative impact on the company’s debt balances in the third quarter of 2022 when compared to the prior year quarter.
16   2022 Third Quarter   Suncor Energy Inc.

4. Segment Results and Analysis
Oil Sands
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Gross revenues	7 535	4 977	23 767	13 964

Less: Royalties	(829)	(504)	(3 301)	(882)
Operating revenues, net of royalties	6 706	4 473	20 466	13 082
(Loss) earnings before income taxes(1)	(1 193)	629	4 008	1 656
Adjusted for:

Unrealized (gain) loss on risk management activities	(9)	6	(82)	1

Asset impairment	3 397	—	3 397	—
Adjusted operating earnings(1)(2)	2 195	635	7 323	1 657
Adjusted funds from operations(1)(2)	3 257	1 745	10 902	5 116

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

The Oil Sands segment adjusted operating earnings increased to $2.195 billion in the third quarter of 2022, compared to $635 million in the prior year quarter, primarily due to significantly higher realized crude oil prices and higher production. The increase in adjusted operating earnings was partially offset by increased operating and transportation expenses, related primarily to increased maintenance, commodity input costs, and higher costs associated with increased production, as well as an increase in royalties associated with higher price realizations.
2022 Third Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
Production Volumes(1)
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2022	2021	2022	2021
Total Oil Sands bitumen production	764.1	713.7	783.9	764.6
SCO and diesel production(2)	416.6	418.8	481.1	467.0

Internally consumed diesel and internal transfers(3)(4)	(11.5)	(13.3)	(13.9)	(14.2)
Upgraded production – net SCO and diesel	405.1	405.5	467.2	452.8
Bitumen production	251.0	203.9	196.3	186.0

Internal bitumen transfers(4)	(10.1)	(4.3)	(6.0)	(2.1)
Non-upgraded bitumen production	240.9	199.6	190.3	183.9
Total Oil Sands production	646.0	605.1	657.5	636.7

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor’s own refineries. Nearly all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the third quarter of 2022, Oil Sands operations production volumes included 10,600 bbls/d of internallyconsumed diesel, of which 5,600 bbls/d was consumed at Oil Sands Base, 2,100 bbls/d was consumed at Fort Hills and 2,900 bbls/d was consumed at Syncrude. Syncrude production volumes included 700 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the third quarter of 2022, Oil Sands operations production did not include any transfers of SCO or bitumen to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 200 bbls/d of SCO and 10,100 bbls/d of bitumen that were transferred to Oil Sands Base through the interconnecting pipelines.

The company’s non-upgraded bitumen production increased to 240,900 bbls/d in the third quarter of 2022, compared to 199,600 bbls/d in the third quarter of 2021, primarily due to increased production from Fort Hills. Production from the company’s In Situ assets in the third quarter of 2022 was comparable to the prior year quarter. At Fort Hills, as the company begins the execution of its mine improvement plan, reduced volumes are expected in the fourth quarter of 2022, as well as into the first quarter of 2023.
The company’s net SCO production was 405,100 bbls/d in the third quarter of 2022, comparable to 405,500 bbls/d in the third quarter of 2021. Production at Syncrude in the third quarter of 2022 was impacted by planned turnaround activities, resulting in upgrader utilization of 67%, compared to 91% in the prior year quarter. At Oil Sands Base, upgrader utilization increased to 80%, compared to 66% in the prior year quarter, reflecting lower planned maintenance activities in the current quarter, as the prior year quarter was impacted by a significant planned turnaround at Upgrader 2.
Sales Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2022	2021	2022	2021
Upgraded – net SCO and diesel	418.9	418.6	474.9	455.4

Non-upgraded bitumen	231.2	194.4	182.8	186.2
Total	650.1	613.0	657.7	641.6
SCO and diesel sales volumes were 418,900 bbls/d in the third quarter of 2022, compared to 418,600 bbls/d in the prior year quarter, and were impacted by the same factors that affected production volumes, discussed above.
Non-upgraded bitumen sales volumes increased to 231,200 bbls/d in the third quarter of 2022, compared to 194,400 bbls/d in the prior year quarter, consistent with the increase in production volumes, discussed above, partially offset by a larger build of inventory in the current quarter compared to the prior year quarter.
18   2022 Third Quarter   Suncor Energy Inc.

Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2022	2021	2022	2021
Upgraded – net SCO and diesel	119.27	80.21	123.70	73.44

Non-upgraded bitumen	79.60	59.91	94.31	51.16

Crude sales basket (all products)	105.16	73.78	115.55	66.97

Crude sales basket, relative to WTI	(14.47)	(15.12)	(10.33)	(14.16)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations increased in the third quarter of 2022 from the prior year quarter, in line with the significantly higher commodity price environment and reflecting the margin enhancement opportunities driven by the company’s sales and marketing organization.
Royalties
Royalties for the Oil Sands segment increased in the third quarter of 2022 compared to the prior year quarter, primarily due to higher crude oil price realizations in the current period compared to the prior year quarter.
Expenses and Other Factors
Total Oil Sands operating and transportation expenses increased in the third quarter of 2022 compared to the prior year quarter. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.
Oil Sands transportation expenses increased in the third quarter of 2022 compared to the prior year quarter, as increased volumes were transported to customers extending down the U.S. Gulf Coast, resulting in higher realized prices.
At Oil Sands operations, operating costs in the third quarter of 2022 increased compared to the prior year quarter, primarily due to higher natural gas and other commodity prices, and increased maintenance costs.
At Fort Hills, operating costs in the third quarter of 2022 increased compared to the prior year quarter, primarily due to increased production levels associated with two-train operations in 2022, and higher commodity prices.
Suncor’s share of Syncrude operating costs in the third quarter of 2022 increased compared with the prior year quarter, primarily due to increased maintenance costs, and higher natural gas and other commodity prices.
In the third quarter of 2022, higher natural gas prices resulted in a $67 million increase in Oil Sands segment operating costs compared to the prior year quarter.
In the third quarter of 2022, DD&A expense, excluding the impacts of impairment, was lower compared to the prior year quarter, primarily due to decreased depreciation related to the company’s asset retirement obligation asset.
2022 Third Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
Cash Operating Costs
($ millions, except as noted)	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Oil Sands operating, selling and general expense (OS&G)(1)	2 278	2 004	6 659	5 922
Oil Sands operations cash operating costs(2) reconciliation

Oil Sands operations OS&G	1 322	1 148	3 976	3 514

Non-production costs(3)	(26)	(62)	(211)	(235)

Excess power capacity and other(4)	(139)	(67)	(349)	(267)
Oil Sands operations cash operating costs(2)	1 157	1 019	3 416	3 012

Oil Sands operations production volumes (mbbls/d)	424.5	381.7	410.4	438.1

Oil Sands operations cash operating costs(2) ($/bbl)	29.65	29.05	30.50	25.20
Fort Hills cash operating costs(2) reconciliation

Fort Hills OS&G	278	216	833	614

Non-production costs(3)	(52)	(25)	(138)	(83)
Fort Hills cash operating costs(2)	226	191	695	531

Fort Hills production volumes (mbbls/d)	95.8	50.8	90.3	49.1

Fort Hills cash operating costs(2) ($/bbl)	25.65	40.90	28.20	39.70
Syncrude cash operating costs(2) reconciliation

Syncrude OS&G	667	614	2 064	1 820

Non-production costs(3)	(93)	(71)	(255)	(196)
Syncrude cash operating costs(2)	574	543	1 809	1 624

Syncrude production volumes (mbbls/d)	147.3	190.2	176.7	165.8

Syncrude cash operating costs(2) ($/bbl)	42.40	31.05	37.50	35.90

(1)
Beginning in the second quarter of 2022, the company revised the presentation of its cash operating costs reconciliation to present Oil Sands inventory changes and internal transfers on an aggregate basis. Oil Sands inventory changes and internal transfers reflect i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. Comparative periods have been updated to reflect this change, with no impact to total Oil Sands operations, Fort Hills or Syncrude cash operating costs or cash operating costs per barrel. In the third quarter and first nine months of 2022, Oil Sands OS&G includes $11 million and ($214) million, respectively, of inventory changes and internal transfers. In the third quarter and first nine months of 2021, Oil Sands OS&G includes $26 million and ($26) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $29.65 in the third quarter of 2022, compared to $29.05 in the prior year quarter, due to higher OS&G expenses, as detailed above, which was offset by increased production. Oil Sands operations non-production costs, which are excluded from cash operating costs, were lower in the current quarter compared to the prior year quarter primarily due to a share-based compensation recovery in the current period, compared to a share-based compensation expense in the prior year quarter, and the prior year quarter including safe-mode and COVID-19 response costs. Excess power capacity and other costs at Oil Sands operations in the third quarter of 2022 were significantly higher than the prior year quarter, due mainly to an increase in excess power revenues resulting from significantly higher power prices, and an increase in non-monetary natural gas costs.
Fort Hills cash operating costs per barrel(1) decreased to $25.65 in the third quarter of 2022, compared to $40.90 in the prior year quarter, reflecting increased production, partially offset by higher OS&G expenses, as detailed above. Fort Hills non-production costs were higher in the current quarter compared to the prior year quarter mainly due to the increased price and volumes for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
Syncrude cash operating costs per barrel(1) were $42.40 in the third quarter of 2022, compared to $31.05 in the prior year quarter, reflecting decreased production, due to the timing of planned turnaround activities, and higher OS&G expenses, as

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

20   2022 Third Quarter   Suncor Energy Inc.

detailed above. In the third quarter of 2022, non-production costs were higher compared to the prior year quarter primarily due to the increased price and volumes for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
Acquisition of Additional Ownership Interest in Fort Hills and Non-Cash Asset Impairment
During the third quarter of 2022, the company was in commercial discussions to acquire Teck’s 21.3% working interest in Fort Hills. Subsequent to the quarter, the company entered into an agreement, subject to regulatory approval and other closing conditions, to acquire Teck’s interest in Fort Hills and its associated sales and logistics agreements for $1.0 billion, before closing adjustments and other closing costs. In connection with the company entering into the agreement to acquire Teck’s interest in Fort Hills, the company recorded a non-cash impairment of  $3.397 billion before-tax against its share of the Fort Hills assets in the third quarter of 2022.
Results for the First Nine Months of 2022
Oil Sands earnings before income taxes for the first nine months of 2022 increased to $4.008 billion, compared to $1.656 billion in the prior year period. In addition to the factors impacting operating earnings explained below, earnings before income taxes for the first nine months of 2022 included a non-cash impairment of  $3.397 billion before-tax against the company’s share of the Fort Hills assets and an $82 million unrealized gain on risk management activities. Earnings before income taxes for the first nine months of 2021 included a $1 million unrealized loss on risk management activities.
Oil Sands adjusted operating earnings(1) for the first nine months of 2022 increased to $7.323 billion, compared to $1.657 billion in the prior year period. The increase was primarily due to significantly higher realized crude prices and increased production, partially offset by higher royalties associated with higher crude oil price realizations, and increased operating expenses, related to higher natural gas and other commodity prices, higher costs associated with increased production, and increased maintenance.
Oil Sands adjusted funds from operations(1) for the first nine months of 2022 increased to $10.902 billion, compared to $5.116 billion in the prior year period, with the increase primarily due to the same factors that influenced operating earnings noted above.
Oil Sands operations cash operating costs per barrel(1) averaged $30.50 for the first nine months of 2022, compared to an average of  $25.20 for the first nine months of 2021, with the increase due to increased OS&G expenses, primarily driven by higher natural gas and other commodity input costs, and decreased production. Excess power capacity and other costs at Oil Sands operations in the first nine months of 2022 were significantly higher than the prior year period, due mainly to an increase in excess power revenues resulting from significantly higher power prices, and an increase in non-monetary natural gas costs.
Fort Hills cash operating costs per barrel(1) averaged $28.20 for the first nine months of 2022, a decrease compared to $39.70 in the first nine months of 2021, reflecting increased production associated with two-train operations, partially offset by higher OS&G expenses, primarily due to higher natural gas and other commodity prices and increased production levels.
Syncrude cash operating costs per barrel(1) averaged $37.50 for the first nine months of 2022, an increase compared to $35.90 in the first nine months of 2021, primarily due to increased OS&G expenses reflecting increased natural gas and other commodity prices and increased maintenance costs, partially offset by increased production volumes.
Planned Maintenance Update
Subsequent to the third quarter of 2022, the company completed its planned annual coker maintenance at Oil Sands Base Upgrader 1 and planned turnaround activities at Syncrude. Subsequent to the third quarter of 2022, the company commenced and completed planned maintenance activities at Fort Hills. The impact of these maintenance events has been reflected in the company’s 2022 guidance.

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Third Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Gross revenues(1)	1 012	744	3 246	2 240

Less: Royalties(1)	(96)	(109)	(436)	(371)
Operating revenues, net of royalties	916	635	2 810	1 869
Earnings before income taxes(2)	637	590	2 643	1 188
Adjusted for:

Recognition of insurance proceeds	(147)	—	(147)	—

Loss on significant disposal	65	—	65	—

Asset impairment (reversal)(3)	—	(221)	(645)	(221)
Adjusted operating earnings(2)(4)	555	369	1 916	967
Adjusted funds from operations(2)(4)	894	521	2 459	1 386

(1)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the third quarter of 2022, there were no Libya sales included in production, revenue or royalties. In the first nine months of 2022, revenue includes a gross-up amount of  $252 million, with an offsetting amount of  $148 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level. In the third quarter of 2021, revenue includes a gross-up amount of $101 million, with an offsetting amount of  $53 million in royalties in the E&P segment and $48 million in income tax expense recorded at the consolidated level. In the first nine months of 2021, revenue includes a gross-up amount of  $236 million, with an offsetting amount of  $188 million in royalties in the E&P segment and $48 million in income tax expense recorded at the consolidated level.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(3)
In the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets. Also during the second quarter of 2022, as a result of the company’s expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway.

(4)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Adjusted operating earnings for the E&P segment in the third quarter of 2022 increased to $555 million compared to $369 million in the prior year quarter, with the increase primarily due to significantly higher realized crude prices and higher sales volumes in the third quarter of 2022, partially offset by increased royalties associated with higher price realizations.
22   2022 Third Quarter   Suncor Energy Inc.

Volumes
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
E&P Canada (mbbls/d)	47.5	54.4	50.6	56.6

E&P International (mboe/d)	30.6	39.1	28.4	34.3
Total production (mboe/d)	78.1	93.5	79.0	90.9
Total sales volumes (mboe/d)	81.1	76.3	82.4	88.1
Production volumes for E&P Canada were 47,500 bbls/d in the third quarter of 2022, compared to 54,400 bbls/d in the prior year quarter, primarily due to planned turnaround activities at Hibernia in the third quarter of 2022, and natural declines.
Investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project is ongoing and the asset is anticipated to sail back to Canada later in the fourth quarter of 2022, for a safe return to production in early 2023.
E&P International production was 30,600 boe/d in the third quarter of 2022, compared to 39,100 boe/d in the prior year quarter, primarily due to the sale of the company’s working interest in the Golden Eagle Area Development in the fourth quarter of 2021, and no liftings in Libya in the third quarter of 2022 compared to liftings in the prior year quarter, partially offset by increased production from Norway as a result of new infill wells. During the third quarter of 2022, the company completed the sale of its E&P assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs.
Total E&P sales volumes were 81,100 boe/d in the third quarter of 2022, compared to 76,300 boe/d in the prior year quarter, primarily due to a draw of inventory at E&P Canada associated with the timing of cargo sales, compared to a build in the prior year quarter.
Price Realizations(1)
	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2022	2021	2022	2021
E&P Canada – Crude oil and natural gas liquids ($/bbl)	130.37	90.23	131.45	81.43

E&P International(2) ($/boe)	137.29	85.29	125.61	77.09

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada and E&P International increased in the third quarter of 2022 from the prior year quarter, in line with the significantly higher commodity price environment.
Royalties
E&P royalties in the third quarter of 2022 were higher than the prior year quarter primarily due to the increase in price realizations.
Expenses and Other Factors
Operating and transportation expenses increased in the third quarter of 2022 compared to the prior year quarter, primarily due to a draw of inventory in the current period, and increased costs at E&P Canada, including increased maintenance and an increase in costs related to the company’s additional working interest in White Rose, partially offset by the sale of the Golden Eagle Area Development resulting in lower transportation and operating costs in the current period.
DD&A and exploration expense increased in the third quarter of 2022 compared to the prior year quarter, primarily due to higher sales volumes in the current quarter compared to the prior year quarter.
2022 Third Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Results for the First Nine Months of 2022
Earnings before income taxes for E&P for the first nine months of 2022 increased to $2.643 billion, compared to $1.188 billion in the prior year period. In addition to the factors impacting operating earnings described below, earnings before income taxes for the first nine months of 2022 included a non-cash impairment reversal of  $715 million on the company’s share of the White Rose assets, a non-cash impairment of  $70 million against the company’s share of its assets in Norway, the recognition of $147 million of insurance proceeds recorded in other income (loss) related to the company’s assets in Libya, and a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway. Earnings before income taxes for the first nine months of 2021 included a non-cash impairment reversal of  $221 million against the company’s share of the Terra Nova assets.
Adjusted operating earnings(1) for E&P for the first nine months of 2022 increased to $1.916 billion, compared to $967 million for the first nine months of 2021. The increase was primarily due to significantly higher realized crude prices in the current period compared to the prior year period, partially offset by lower sales volumes and increased royalties due to the increase in price realizations.
Adjusted funds from operations(1) for the first nine months of 2022 increased to $2.459 billion, compared to $1.386 billion for the first nine months of 2021, due to the same reasons noted in operating earnings above. Adjusted funds from operations in the first nine months of 2022 were also impacted by the recognition of  $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss).
Planned Maintenance Update for Operated Assets
There are no significant maintenance events scheduled for the remainder of 2022.
(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

24   2022 Third Quarter   Suncor Energy Inc.

REFINING AND MARKETING
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Operating revenues	9 615	6 341	27 709	16 292
Earnings before income taxes(1)	753	848	4 177	2 268
Adjusted for:

Unrealized loss (gain) on risk management activities	2	16	(19)	7
Adjusted operating earnings(1)(2)	755	864	4 158	2 275
Adjusted funds from operations(1)(2)	1 174	1 113	4 898	2 962

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

R&M adjusted operating earnings in the third quarter of 2022 was $755 million compared to $864 million in the prior year quarter. The decrease in adjusted operating earnings was primarily due to a FIFO inventory valuation loss in the current period, compared to a gain in the prior year quarter, and increased operating and transportation expenses, primarily due to increased commodity input costs, which was partially offset by a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period. In the third quarter of 2022, adjusted operating earnings included a before-tax FIFO inventory valuation loss, including the impact of commodity risk management activities, of  $585 million on the decrease in crude and refined product benchmarks, compared to a $91 million gain in the prior year quarter.
2022 Third Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
Volumes
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Crude oil processed (mbbls/d)

Eastern North America	211.9	212.3	204.3	198.9

Western North America	254.7	248.0	226.6	205.9
Total	466.6	460.3	430.9	404.8
Refinery utilization(1) (%)

Eastern North America	95	96	92	90

Western North America	104	102	93	84
Total	100	99	92	87
Refined product sales (mbbls/d)

Gasoline	234.6	236.5	226.3	223.4

Distillate	251.8	233.8	245.3	225.4

Other	90.9	81.2	83.8	72.3
Total	577.3	551.5	555.4	521.1
Refining and marketing gross margin – FIFO(2) ($/bbl)	37.45	35.75	54.65	38.10

Refining and marketing gross margin – LIFO(2) ($/bbl)	50.45	33.80	49.25	31.25

Refining operating expense(2) ($/bbl)	6.80	5.45	6.70	5.90

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude throughput was 466,600 bbls/d and refinery utilization was 100% in the third quarter of 2022, compared to 460,300 bbls/d and 99% in the prior year quarter, reflecting strong utilizations across all refineries in both periods. Refined product sales in the third quarter of 2022 increased to 577,300 bbls/d, compared to 551,500 bbls/d in the prior year quarter. The increase in refined product sales reflected increased demand in the current period, combined with the company’s ability to leverage its extensive domestic sales network and export channels.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $50.45/bbl in the third quarter of 2022, from $33.80/bbl in the prior year quarter, due to significantly higher benchmark crack spreads resulting from increased demand and declining North American refined product inventories, and the widening of heavy crude oil differentials. These factors were partially offset by an unfavourable crude feedstock mix in the third quarter of 2022, tightened location differentials from regional benchmarks to the company’s local markets and increased environmental compliance costs. On a LIFO basis, Suncor’s refining and marketing gross margin represents 85% margin capture in the third quarter of 2022.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $37.45/bbl in the third quarter of 2022, from $35.75/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the third quarter of 2022, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a loss of  $585 million before-tax. In the prior year quarter, FIFO, including the impact of commodity risk management activities, resulted in a gain of  $91 million before-tax, for an unfavourable quarter-over-quarter impact of  $676 million.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

26   2022 Third Quarter   Suncor Energy Inc.

Expenses and Other Factors
Operating and transportation expenses in the third quarter of 2022 increased compared to the prior year quarter, primarily due to increased commodity input costs, primarily higher natural gas and power prices.
Refining operating expense per barrel(1) was $6.80 in the third quarter of 2022, compared to $5.45 in the prior year quarter, primarily due to increased commodity input costs.
Results for the First Nine Months of 2022
R&M’s earnings before income taxes were $4.117 billion for the first nine months of 2022, compared to $2.268 billion in the prior year period. In addition to the factors impacting adjusted operating earnings described below, earnings before income taxes for the first nine months of 2022 included a $19 million unrealized gain on risk management activities, compared to a $7 million unrealized loss on risk management activities in the prior year period.
Adjusted operating earnings(1) for R&M in the first nine months of 2022 increased to $4.158 billion, compared to $2.275 billion in the first nine months of 2021, with the increase primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period, and higher crude throughput, which was partially offset by increased operating expenses, primarily due to increased commodity input costs and a decreased FIFO inventory valuation gain in the first nine months of 2022 compared to the prior year period. For the first nine months of 2022, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, including the impact of commodity risk management activities, had a positive impact to adjusted operating earnings and adjusted funds from operations of  $669 million, compared to an $811 million impact in the first nine months of 2021.
R&M’s adjusted funds from operations(1) in the first nine months of 2022 increased to $4.898 billion, compared to $2.962 billion in the first nine months of 2021, primarily due to the same factors that influenced adjusted operating earnings described above.
Planned Maintenance
The company has completed all major planned refinery maintenance for 2022.
(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Third Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Loss before income taxes(1)	(676)	(753)	(2 050)	(1 596)
Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	723	282	929	(88)

Restructuring charge(2)	—	—	—	168

Loss on early repayment of long-term debt(3)	—	80	—	80
Adjusted operating earnings (loss)(1)(4)	47	(391)	(1 121)	(1 436)

Corporate and Renewables	(228)	(355)	(974)	(1 212)

Eliminations – Intersegment profit eliminated	275	(36)	(147)	(224)
Adjusted funds from (used in) operations(1)(4)	100	(352)	(967)	(1 453)

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
During the first quarter of 2021, the company recorded a restructuring charge in OS&G expenses related to workforce reduction plans.

(3)
During the third quarter of 2021, the company recorded a loss of  $80 million for early repayment of long-term debt.

(4)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of  $228 million for the third quarter of 2022, compared to $355 million for the prior year quarter. The decreased loss was attributable to increased costs in the prior year quarter, due to costs associated with digital and technology improvements and the impact of tax settlements, a larger operational foreign exchange gain in the current quarter, and decreased interest expense on long-term debt in the third quarter of 2022 compared to the prior year quarter. The decreased loss was also attributable to a larger share-based compensation recovery in the third quarter of 2022 compared to the prior year quarter. Suncor capitalized $43 million of its borrowing costs in the third quarter of 2022, as part of the cost of major development assets and construction projects in progress, compared to $38 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2022, the company realized $275 million of intersegment profit, compared to a deferral of  $36 million of intersegment profit in the prior year quarter. The realization of intersegment profit and elimination of unrealized losses in the third quarter of 2022 was driven by a weakening in benchmark pricing in the current period, compared to a strengthening in benchmark pricing in the third quarter of 2021.
Corporate and Eliminations adjusted funds from operations were $100 million for the third quarter of 2022, compared to funds used in operations of  $352 million in the third quarter of 2021, and were influenced by the same factors impacting adjusted operating loss described above, excluding the impact of tax settlements and share-based compensation expense.
Results for the First Nine Months of 2022
Corporate and Eliminations loss before income taxes was $2.050 billion for the first nine months of 2022, compared to $1.596 billion in the prior year period. In addition to the factors impacting adjusted operating loss described below, the loss before income taxes for the first nine months of 2022 included a $929 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Corporate and Eliminations loss before income taxes in the prior year period included an $88 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt, a restructuring charge of $168 million related to workforce reduction plans recorded in the first quarter of 2021 and an $80 million loss for early repayment of long-term debt in the third quarter of 2021.
The adjusted operating loss for Corporate and Eliminations for the first nine months of 2022 decreased to $1.121 billion, compared to $1.436 billion in the first nine months of 2021. The decreased loss was attributable to a decrease in interest expense, primarily associated with decreased interest on long-term debt, a decreased elimination of intercompany profit in the current year period, a larger operational foreign exchange gain in the current year period, an unrealized gain on investment recorded in the first quarter of 2022 and increased costs in the prior year period related to costs associated with digital and technology improvements. The decreased loss was partially offset by a larger share-based compensation expense in the first nine months of 2022, compared to the first nine months of 2021. The company capitalized $124 million of its borrowing costs in the first nine months of 2022, compared with $106 million in the first nine months of 2021.
28   2022 Third Quarter   Suncor Energy Inc.

Corporate and Eliminations adjusted funds used in operations for the first nine months of 2022 were $967 million, compared to $1.453 billion in the prior year period, and were influenced by the same factors impacting adjusted operating loss noted above, excluding the impact of share-based compensation expense and the unrealized gain on investment recorded in the first quarter of 2022. Adjusted funds used in operations in the prior year period were impacted by the restructuring charge related to workforce reduction plans recorded in the first quarter of 2021.
Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs. The sale is pending regulatory approval, and is expected to be completed in the first quarter of 2023.
5. INCOME TAX
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Current income tax expense	952	386	3 380	898

Deferred income tax (recovery) expense	(822)	51	(938)	52
Income tax expense included in net (loss) earnings	130	437	2 442	950

Less: income tax (recovery) expense on adjusted operating earnings adjustments	(857)	3	(700)	(2)
Income tax expense included in adjusted operating earnings	987	434	3 142	952
Effective tax rate	(27.1)%	33.3%	27.8%	27.0%
The provision for income taxes in the third quarter of 2022 decreased compared to the prior year quarter, primarily due to decreased earnings in the current quarter. In the third quarter of 2022, the company’s effective tax rate on net earnings was (27.1%), compared to 33.3% in the prior year quarter. The change in the effective tax rate in the third quarter of 2022 compared to the prior year quarter was primarily due to the impact of income earned in foreign jurisdictions with higher statutory tax rates, non-taxable foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
The provision for income taxes in the first nine months of 2022 increased compared to the prior year period, primarily due to increased earnings in the current period. In the first nine months of 2022, the company’s effective tax rate on net earnings was 27.8%, which is comparable to 27.0% in the prior year period.
2022 Third Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
6. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Segment
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Oil Sands	1 048	935	2 621	2 308

Exploration and Production(1)	132	64	330	197

Refining and Marketing	165	142	558	637

Corporate and Eliminations(2)	34	80	176	229
Total capital and exploration expenditures	1 379	1 221	3 685	3 371

Less: capitalized interest on debt	(43)	(38)	(124)	(106)
	1 336	1 183	3 561	3 265

(1)
Excludes capital expenditures related to assets held for sale of  $7 million in the third quarter of 2022 and $41 million in the first nine months of 2022.

(2)
Excludes capital expenditures related to assets held for sale of  $31 million in the third quarter of 2022 and $52 million in the first nine months of 2022.

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended September 30, 2022			Nine months ended September 30, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands

Oil Sands Base	363	62	425	801	345	1 146

In Situ	58	93	151	237	243	480

Fort Hills	91	—	91	248	1	249

Syncrude	320	25	345	573	78	651

Exploration and Production(3)	—	126	126	—	311	311

Refining and Marketing	133	32	165	508	50	558

Corporate and Eliminations(4)	3	30	33	12	154	166
	968	368	1 336	2 379	1 182	3 561

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets held for sale of  $7 million in the third quarter of 2022 and $41 million in the first nine months of 2022.

(4)
Excludes capital expenditures related to assets held for sale of  $31 million in the third quarter of 2022 and $52 million in the first nine months of 2022.

During the third quarter of 2022, the company spent $1.336 billion on capital expenditures, excluding capitalized interest, compared to $1.183 billion in the prior year quarter. The increase in capital expenditures in the current quarter was primarily due to increased asset sustainment and maintenance capital expenditures at Syncrude, related to the turnaround in the current period, which was partially offset by decreased asset sustainment and maintenance capital expenditures at Oil Sands Base due to decreased planned maintenance activities, and decreased economic investment capital expenditures at Oil Sands Base.
Activity in the third quarter of 2022 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $425 million in the third quarter of 2022 and were primarily focused on asset sustainment and maintenance activities, including the planned maintenance at Oil Sands Base Upgrader 1, as well as economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.
In Situ capital expenditures were $151 million in the third quarter of 2022 and were directed towards economic investment activities, including the continued investment in well pad projects, and asset sustainment and maintenance activities related to the completion of the significant turnaround at Firebag early in the third quarter.
30   2022 Third Quarter   Suncor Energy Inc.

Capital expenditures at Fort Hills were $91 million in the third quarter of 2022, and were directed towards asset sustainment for mine and tailings development and maintenance activities.
Syncrude capital expenditures were $345 million in the third quarter of 2022, the majority of which were for asset sustainment and maintenance expenditures relating to the company’s planned maintenance program, including planned turnaround activities that occurred during the quarter, and tailings development. Economic investment during the quarter was directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
Capital and exploration expenditures at E&P were $126 million in the third quarter of 2022 and were related to economic investment projects, primarily related to the Terra Nova Asset Life Extension Project, net of support from the Government of Newfoundland and Labrador, development work at the West White Rose Project and development drilling at Hebron.
Refining and Marketing
R&M capital expenditures were $165 million in the third quarter of 2022 and were primarily related to asset sustainment and maintenance activities relating to the company’s planned maintenance program, as well as economic investment focused on expanding and enhancing the company’s sales and marketing business.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $33 million in the third quarter of 2022 and were primarily directed towards the company’s digital transformation.
2022 Third Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
7. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended September 30
	2022	2021
Return on capital employed(1)(2) (%)	17.5	4.5
Net debt to adjusted funds from operations(1) (times)	0.9	2.0
Total debt to total debt plus shareholders’ equity(1) (%)	33.5	34.3
Net debt to net debt plus shareholders’ equity(1) (%)	27.6	31.5
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	23.4	27.5

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 21.0% for the twelve months ended September 30, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 4.9% for the twelve months ended September 30, 2021, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020 and the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2022 capital spending program of  $4.9 billion to $5.2 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended September 30, 2022, cash and cash equivalents increased to $4.659 billion from $1.670 billion at June 30, 2022, due to cash flow provided by operating activities, net of income tax instalments paid, and an increase in short-term indebtedness exceeding the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its normal course issuer bid program (NCIB), and the payment of dividends.
For the nine months ended September 30, 2022, cash and cash equivalents increased to $4.659 billion from $2.205 billion at December 31, 2021, due to cash flow provided by operating activities, net of income tax instalments paid, and an increase in short-term indebtedness exceeding the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its NCIB, the payment of dividends, and the significant repayment of long-term debt during the first nine months of 2022.
As at September 30, 2022, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 14 days.
Available credit facilities for liquidity purposes as at September 30, 2022, were $2.913 billion, compared to $4.247 billion at December 31, 2021. The decrease in liquidity was primarily due to an increase in short-term indebtedness.
In the third quarter of 2022, Standard & Poor’s (S&P) downgraded Suncor’s long-term senior debt rating to BBB from BBB+, with a Negative Outlook. S&P also affirmed the global short-term and commercial paper ratings at A-2 and lowered the Canada scale commercial paper rating to A-2 (Canada national scale) from A-1 (Low) (Canada national scale).
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
32   2022 Third Quarter   Suncor Energy Inc.

Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At September 30, 2022, total debt to total debt plus shareholders’ equity was 33.5% (December 31, 2021 – 33.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Nine months ended
($ millions)	September 30, 2022	September 30, 2022
Total debt(1) – beginning of period	17 369	18 354

Decrease in long-term debt	—	(1 539)

Increase in short-term debt	1 167	1 436

Increase in lease liability	51	280

Lease payments	(79)	(246)

Foreign exchange on debt, and other	735	958
Total debt(1) – September 30, 2022	19 243	19 243

Less: Cash and cash equivalents – September 30, 2022	4 659	4 659
Net debt(1) – September 30, 2022	14 584	14 584

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt increased in the third quarter of 2022 primarily due to a significant increase in short-term indebtedness during the period and unfavourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2022.
The company’s total debt increased in the first nine months of 2022 primarily due to an increase in short-term indebtedness in the period, unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2021, and leases entered into during the period, which was partially offset by the significant repayment of long-term debt and principal lease payments made during the first nine months of 2022.
At September 30, 2022, Suncor’s net debt was $14.584 billion, compared to $15.699 billion at June 30, 2022, and $16.149 billion at December 31, 2021. The change in net debt was primarily due to an increase in cash and cash equivalents, which was partially offset by the factors listed above.
In the third quarter of 2022, in support of its debt reduction and annual capital allocation targets, the company announced a tender offer to purchase for cash any and all of ten of its outstanding series of notes. Subsequent to the third quarter of 2022, as a result of the tender offer, the company repaid approximately $3.6 billion of its various notes below par.
Common Shares
September 30,
(thousands)	2022
Common shares	1 353 206

Common share options – exercisable	17 320

Common share options – non-exercisable	4 821
As at October 31, 2022, the total number of common shares outstanding was 1,349,013,259 and the total number of exercisable and non-exercisable common share options outstanding was 21,815,698. Once exercisable, each outstanding common share option is convertible into one common share.
Share Repurchases
In the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to repurchase up to 5% of the company’s outstanding common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.
2022 Third Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
During the second quarter of 2022, and following the Board’s approval to increase the company’s share repurchase program to up to 10% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended. Suncor security holders may obtain a copy of the amended notice, without charge, by contacting the company.
Between February 8, 2022, and October 31, 2022, and pursuant to Suncor’s NCIB, Suncor repurchased 97,641,900 common shares on the open market, representing the equivalent of 6.8% of its common shares as at January 31, 2022, for $4.359 billion, at a weighted average price of  $44.65 per common share.
The actual number of common shares that may be repurchased and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)	25 003	28 112	100 215	63 101

Weighted average repurchase price per share (dollars per share)	41.20	25.05	44.00	26.39

Share repurchase cost	1 030	704	4 410	1 665
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2021 annual MD&A with no material updates to note during the first nine months of 2022. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
Subsequent to the third quarter of 2022, the company significantly decreased its commitments as a result of early debt repayments of approximately $3.6 billion of its various notes, which was partially offset by an increase in commitments associated with leases, primarily to due to building lease extensions entered into subsequent to the quarter. The significant debt reductions are expected to have a material impact on the company’s long-term debt and interest payments on long-term debt. Refer to note 6 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2022, and note 21 to the audited Consolidated Financial Statements for the year ended December 31, 2021, for more details on the company’s long-term debt balances.
34   2022 Third Quarter   Suncor Energy Inc.

8. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020
Total production (mboe/d)

Oil Sands	646.0	641.5	685.7	665.9	605.1	615.7	690.6	671.5

Exploration and Production	78.1	78.7	80.4	77.4	93.5	84.0	95.3	97.7
	724.1	720.2	766.1	743.3	698.6	699.7	785.9	769.2
Revenues and other income

Operating revenues, net of royalties(1)	14 944	16 135	13 337	11 149	10 145	9 159	8 679	6 615

Other income (loss)	113	69	14	10	68	(66)	(43)	(21)
	15 057	16 204	13 351	11 159	10 213	9 093	8 636	6 594
Net (loss) earnings	(609)	3 996	2 949	1 553	877	868	821	(168)

per common share – basic (dollars)	(0.45)	2.84	2.06	1.07	0.59	0.58	0.54	(0.11)

per common share – diluted (dollars)	(0.45)	2.83	2.06	1.07	0.59	0.58	0.54	(0.11)
Adjusted operating earnings (loss)(2)(3)	2 565	3 814	2 755	1 294	1 043	722	746	(109)

per common share(4)(5) (dollars)	1.88	2.71	1.92	0.89	0.71	0.48	0.49	(0.07)
Adjusted funds from operations(2)	4 473	5 345	4 094	3 144	2 641	2 362	2 110	1 221

per common share(4)(5) (dollars)	3.28	3.80	2.86	2.17	1.79	1.57	1.39	0.80
Cash flow provided by operating activities	4 449	4 235	3 072	2 615	4 718	2 086	2 345	814

per common share – basic (dollars)	3.26	3.01	2.14	1.80	3.19	1.39	1.54	0.53
ROCE(4) (%) for the twelve months ended	17.5	19.4	12.7	8.6	4.5	1.9	(1.4)	(6.9)
ROCE excluding impairments(4) (%) for the twelve months ended	21.0	18.2	12.4	8.2	4.9	2.6	(0.6)	(2.9)
Common share information (dollars)

Dividend per common share	0.47	0.47	0.42	0.42	0.21	0.21	0.21	0.21

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	38.90	45.16	40.70	31.65	26.26	29.69	26.27	21.35

New York Stock Exchange (US$)	28.15	35.07	32.59	25.03	20.74	23.97	20.90	16.78

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(3)
Beginning in the first quarter of 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(4)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(5)
Represented on a basic per share basis.

2022 Third Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
Business Environment
(average for the three months ended)		Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020
WTI crude oil at Cushing	US$/bbl	91.65	108.40	94.40	77.15	70.55	66.05	57.80	42.65

Dated Brent crude	US$/bbl	100.95	113.75	101.50	79.70	73.45	68.85	60.85	44.20

Dated Brent/Maya FOB price differential	US$/bbl	17.95	11.65	14.30	8.60	7.80	6.20	4.70	3.30

MSW at Edmonton	Cdn$/bbl	116.85	137.80	115.75	93.25	83.75	77.25	66.55	50.25

WCS at Hardisty	US$/bbl	71.75	95.60	79.80	62.50	56.95	54.60	45.40	33.35

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(19.90)	(12.80)	(14.60)	(14.65)	(13.60)	(11.45)	(12.40)	(9.30)

SYN-WTI (differential) premium	US$/bbl	8.80	6.05	(1.30)	(1.80)	(1.60)	0.35	(3.50)	(3.05)

Condensate at Edmonton	US$/bbl	87.35	108.35	96.15	79.10	69.20	66.40	58.00	42.55

Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.15	6.90	4.50	4.45	3.40	2.95	2.95	2.50

Alberta Power Pool Price	Cdn$/MWh	221.40	122.45	90.00	107.30	100.35	104.50	95.45	46.15

New York Harbor 2-1-1 crack(1)	US$/bbl	46.70	60.05	28.25	20.65	20.90	20.35	15.60	9.85

Chicago 2-1-1 crack(1)	US$/bbl	43.30	49.40	20.20	16.90	20.45	20.25	13.40	7.95

Portland 2-1-1 crack(1)	US$/bbl	57.30	63.45	33.80	25.35	26.70	24.55	15.80	13.15

Gulf Coast 2-1-1 crack(1)	US$/bbl	41.85	52.55	26.80	19.65	19.55	18.25	14.45	9.00

U.S. Renewable Volume Obligation	US$/bbl	8.10	7.80	6.45	6.10	7.35	8.15	5.50	3.50

Exchange rate	US$/Cdn$	0.77	0.78	0.79	0.79	0.79	0.81	0.79	0.77

Exchange rate (end of period)	US$/Cdn$	0.73	0.78	0.80	0.79	0.78	0.81	0.80	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

36   2022 Third Quarter   Suncor Energy Inc.

9. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2021, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2021, note 9 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2022, and the Financial Condition and Liquidity section of the 2021 annual MD&A.
Control Environment
Based on their evaluation as at September 30, 2022, Suncor’s Interim Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning (ERP) system across the entire organization; accordingly, the company modified a number of internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
The company is taking actions to monitor and maintain appropriate internal controls during the transition period following the new ERP system implementation. These include performing additional controls, verifications and testing to ensure data integrity.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
Suncor has further updated its previously announced 2022 guidance (which was originally disclosed via press release on December 13, 2021), as set forth in Suncor’s press releases dated February 2, 2022, May 9, 2022, August 4, 2022, and November 2, 2022, a copy of which is available on www.sedar.com.
2022 Third Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
10. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the before-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream realized commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

38   2022 Third Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments
ROCE is a measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended September 30
($ millions, except as noted)		2022	2021
Adjustments to net earnings

Net earnings		7 889	2 398

Add (deduct) after-tax amounts for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		838	(619)

Net interest expense		635	672
Adjusted net earnings(1)	A	9 362	2 451
Capital employed – beginning of twelve-month period

Net debt(2)		16 671	19 710

Shareholders’ equity		36 300	36 344
		52 971	56 054
Capital employed – end of twelve-month period

Net debt(2)		14 584	16 671

Shareholders’ equity		38 167	36 300
		52 751	52 971
Average capital employed	B	53 613	54 928
ROCE (%)(3)	A/B	17.5	4.5

(1)
Total before-tax impact of adjustments is $1.742 billion for the twelve months ended September 30, 2022, and $198 million for the twelve months ended September 30, 2021.

(2)
Net debt is a non-GAAP financial measure.

(3)
ROCE would have been 21.0% for the twelve months ended September 30, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 4.9% for the twelve months ended September 30, 2021, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020 and the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

2022 Third Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
Adjusted Funds From (Used In) Operations(1)
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
(Loss) earnings before income taxes(1)	(1 193)	629	637	590	753	848	(676)	(753)	—	—	(479)	1 314

Adjustments for:

Depreciation, depletion, amortization and impairment	4 463	1 098	141	(98)	207	193	41	25	—	—	4 852	1 218

Accretion	64	60	15	14	3	2	(1)	—	—	—	81	76

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	723	282	—	—	723	282

Change in fair value of financial instruments and trading inventory	(44)	(30)	44	15	196	68	—	(1)	—	—	196	52

(Gain) loss on disposal of assets	(1)	—	65	—	1	(10)	—	1	—	—	65	(9)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	80	—	—	—	80

Share-based compensation	(8)	2	(1)	—	(6)	1	(14)	(2)	—	—	(29)	1

Settlement of decommissioning and restoration liabilities	(56)	(67)	(1)	(1)	(7)	(7)	—	1	—	—	(64)	(74)

Other	32	53	(6)	1	27	18	27	15	—	—	80	87

Current income tax expense	—	—	—	—	—	—	—	—	(952)	(386)	(952)	(386)
Adjusted funds from (used in) operations(1)	3 257	1 745	894	521	1 174	1 113	100	(352)	(952)	(386)	4 473	2 641

Change in non-cash working capital											(24)	2 077
Cash flow provided by operating activities											4 449	4 718

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

40   2022 Third Quarter   Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	4 008	1 656	2 643	1 188	4 177	2 268	(2 050)	(1 596)	—	—	8 778	3 516

Adjustments for:

Depreciation, depletion, amortization and impairment	6 847	3 348	(235)	195	618	610	91	67	—	—	7 321	4 220

Accretion	185	179	45	43	6	5	(1)	—	—	—	235	227

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	929	(88)	—	—	929	(88)

Change in fair value of financial instruments and trading inventory	(87)	(74)	5	(39)	71	50	—	—	—	—	(11)	(63)

(Gain) loss on disposal of assets	(2)	—	65	—	(10)	(18)	—	(7)	—	—	53	(25)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	80	—	—	—	80

Share-based compensation	73	25	1	1	20	13	67	41	—	—	161	80

Settlement of decommissioning and restoration liabilities	(203)	(174)	(19)	(2)	(12)	(11)	(1)	—	—	—	(235)	(187)

Other	81	156	(46)	—	28	45	(2)	50	—	—	61	251

Current income tax expense	—	—	—	—	—	—	—	—	(3 380)	(898)	(3 380)	(898)
Adjusted funds from (used in) operations(1)	10 902	5 116	2 459	1 386	4 898	2 962	(967)	(1 453)	(3 380)	(898)	13 912	7 113

Change in non-cash working capital											(2 156)	2 036
Cash flow provided by operating activities											11 756	9 149

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

2022 Third Quarter   Suncor Energy Inc.   41

Management’s Discussion and Analysis
Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Cash flow provided by operating activities	4 449	4 718	11 756	9 149

(Add) deduct change in non-cash working capital	(24)	2 077	(2 156)	2 036
Adjusted funds from operations	4 473	2 641	13 912	7 113

Less capital expenditures including capitalized interest(1)	(1 379)	(1 221)	(3 685)	(3 371)
Free funds flow	3 094	1 420	10 227	3 742

(1)
Excludes capital expenditures related to assets held for sale of  $38 million in the third quarter of 2022 and $93 million in the first nine months of 2022.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
42   2022 Third Quarter   Suncor Energy Inc.

Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2022	2021	2022	2021
Refining and marketing gross margin reconciliation

Operating revenues	9 615	6 341	27 709	16 292

Purchases of crude oil and products	(7 879)	(4 710)	(20 746)	(11 697)
	1 736	1 631	6 963	4 595

Other (loss) income	(46)	(9)	(121)	(48)

Non-refining and marketing margin	(4)	(13)	(23)	(40)
Refining and marketing gross margin – FIFO	1 686	1 609	6 819	4 507

Refinery production(1) (mbbls)	45 000	45 026	124 828	118 287
Refining and marketing gross margin – FIFO ($/bbl)	37.45	35.75	54.65	38.10
FIFO and risk management activities adjustment	585	(91)	(669)	(811)
Refining and marketing gross margin – LIFO	2 271	1 518	6 150	3 696
Refining and marketing gross margin – LIFO ($/bbl)	50.45	33.80	49.25	31.25
Refining operating expense reconciliation

Operating, selling and general expense	596	502	1 747	1 453

Non-refining costs	(291)	(256)	(908)	(757)
Refining operating expense	305	246	839	696

Refinery production(1) (mbbls)	45 000	45 026	124 828	118 287
Refining operating expense ($/bbl)	6.80	5.45	6.70	5.90

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2022 Third Quarter   Suncor Energy Inc.   43

Management’s Discussion and Analysis
Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	September 30	December 31
($ millions, except as noted)	2022	2021
Short-term debt	2 837	1 284

Current portion of long-term debt	—	231

Current portion of long-term lease liabilities	305	310

Long-term debt	13 496	13 989

Long-term lease liabilities	2 605	2 540
Total debt	19 243	18 354

Less: Cash and cash equivalents	4 659	2 205
Net debt	14 584	16 149

Shareholders’ equity	38 167	36 614
Total debt plus shareholders’ equity	57 410	54 968
Total debt to total debt plus shareholders’ equity (%)	33.5	33.4
Net debt to net debt plus shareholders’ equity (%)	27.6	30.6
Net debt to net debt plus shareholders’ equity – excluding leases (%)	23.4	26.6
44   2022 Third Quarter   Suncor Energy Inc.

Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
For the quarter ended	September 30, 2022				September 30, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	2 299	4 407	6 706	6 706	1 478	2 995	4 473	4 473

Add: Royalties	243	586	829	829	145	359	504	504
Operating revenues	2 542	4 993	7 535	7 535	1 623	3 354	4 977	4 977

Other (loss) income	74	(4)	70	70	1	75	76	76

Purchases of crude oil and products	(634)	(144)	(778)	(778)	(387)	(55)	(442)	(442)

Gross realization adjustment(1)	(145)	(52)	(197)		(65)	(109)	(174)
Gross realization	1 837	4 793	6 630		1 172	3 265	4 437
Transportation and distribution	(143)	(195)	(338)	(338)	(100)	(177)	(277)	(277)
Price realization	1 694	4 598	6 292		1 072	3 088	4 160
Sales volumes (mbbls)	21 272	38 561	59 833		17 888	38 507	56 395
Price realization per barrel	79.60	119.27	105.16		59.91	80.21	73.78
For the nine months ended	September 30, 2022				September 30, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	5 799	14 667	20 466	20 466	3 748	9 334	13 082	13 082

Add: Royalties	746	2 555	3 301	3 301	221	661	882	882
Operating revenues	6 545	17 222	23 767	23 767	3 969	9 995	13 964	13 964

Other (loss) income	33	60	93	93	(63)	58	(5)	(5)

Purchases of crude oil and products	(1 491)	(301)	(1 792)	(1 792)	(911)	(126)	(1 037)	(1 037)

Gross realization adjustment(1)	(51)	(293)	(344)		(122)	(233)	(355)
Gross realization	5 036	16 688	21 724		2 873	9 694	12 567
Transportation and distribution	(327)	(591)	(918)	(918)	(271)	(562)	(833)	(833)
Price realization	4 709	16 097	20 806		2 602	9 132	11 734
Sales volumes (mbbls)	49 910	130 145	180 055		50 834	124 339	175 173
Price realization per barrel	94.31	123.70	115.55		51.16	73.44	66.97

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

2022 Third Quarter   Suncor Energy Inc.   45

Management’s Discussion and Analysis
E&P Price Realizations
For the quarter ended	September 30, 2022				September 30, 2021
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	280	630	6	916	185	372	78	635

Add: Royalties	—	96	—	96	—	55	54	109
Operating revenues	280	726	6	1 012	185	427	132	744

Transportation and distribution	(7)	(12)	—	(19)	(8)	(13)	(2)	(23)
Price realization	273	714	6		177	414	130
Sales volumes (mbbls)	1 984	5 475			2 058	4 613
Price realization per barrel	137.29	130.37			85.29	90.23
For the nine months ended	September 30, 2022				September 30, 2021
($ millions, except as noted)	International	East Coast Canada	Other(1)(2)	E&P Segment	International	East Coast Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	844	1 776	190	2 810	600	1 123	146	1 869

Add: Royalties	—	289	147	436	—	183	188	371
Operating revenues	844	2 065	337	3 246	600	1 306	334	2 240

Transportation and distribution	(19)	(48)	—	(67)	(19)	(33)	(43)	(95)
Price realization	825	2 017	337		581	1 273	291
Sales volumes (mbbls)	6 560	15 339			7 505	15 662
Price realization per barrel	125.61	131.45			77.09	81.43

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the third quarter of 2022, there were no Libya sales included in production, revenue or royalties. In the first nine months of 2022, revenue includes a gross-up amount of  $252 million, with an offsetting amount of  $148 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level. In the third quarter of 2021, revenue includes a gross-up amount of $101 million, with an offsetting amount of  $53 million in royalties in the E&P segment and $48 million in income tax expense recorded at the consolidated level. In the first nine months of 2021, revenue includes a gross-up amount of  $236 million, with an offsetting amount of  $188 million in royalties in the E&P segment and $48 million in income tax expense recorded at the consolidated level.

46   2022 Third Quarter   Suncor Energy Inc.

11. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q3	Three months ended September 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
2022 Third Quarter   Suncor Energy Inc.   47

Management’s Discussion and Analysis
12. FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
statements regarding Suncor's agreement to acquire Teck's 21.3% working interest in Fort Hills, including the expected benefits therefrom, the timing of closing and Suncor's belief that it is a strategic fit with its focus on core assets and underscores its confidence in the long-term value of the Fort Hills project;

•
statements regarding Fort Hills, including those relating to expected volumes;

•
statements about Suncor's 2025 targeted net debt range of  $12 billion to $15 billion, the company's expectation that it remains on track with its previously articulated capital allocation framework and that the company will increase its share buyback allocation to 75% by the end of the first quarter of 2023;

•
Suncor’s commitment to improving its safety and operational performance and the steps it will take to do so in order to achieve its operational excellence priorities and Suncor’s aim to further grow its profitability by focusing on the company’s capital investments on high-value cash flow initiatives that support its incremental free funds flow targets while continuing to adjust and streamline its portfolio to optimize its base business;

•
Suncor’s expectation that the sale of its wind and solar assets will close in the first quarter of 2023 and the expected gross proceeds therefrom and statements regarding the potential sale of Suncor’s U.K. E&P portfolio, including the expectation that it will close within the next twelve months;

•
statements regarding Suncor’s strategic review of its downstream retail business, including the goals, process and anticipated timing for the review to be completed;

•
statements about Suncor’s incremental free funds flow target, including with respect to the strategic initiatives that are expected to contribute to the target and the company’s expectation that it will achieve an additional $400 million of incremental free funds flow in 2022, primarily driven by the implementation of digital, process and technology initiatives;

•
Suncor’s belief that the Norway asset sale, the sale of its wind and solar assets and the U.K. E&P portfolio will enable a sharpened focus on Suncor’s core business;

•
expectations regarding Suncor’s operatorship of the Syncrude asset, including that the Suncor is continuing to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024;

•
Suncor’s expectation that it will remain committed to its capital allocation framework, its plan to accelerate its capital allocation plan and allocate incremental free funds flow in accordance therewith, with excess funds being allocated towards debt repayment and share buybacks based on net debt levels and the expected timing that it will reach such net debt levels;

•
statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track to sail back to Canada later in the fourth quarter of 2022 for a safe return to production in early 2023;

•
statements regarding Suncor’s ambition to be net zero by 2050 and its belief that the Pathways Alliance’s carbon capture project will be an essential part of the path to net zero;

•
statements with respect to planned maintenance events, the timing thereof and the expected benefits therefrom;

48   2022 Third Quarter   Suncor Energy Inc.

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
statements regarding Suncor’s planned 2022 capital spending program of  $4.9 billion to $5.2 billion, including Suncor’s belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor’s expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy; and

•
Suncor’s full-year outlook range on full-year U.K. statutory tax rate and the Cdn$/US$ exchange rate as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and AECO-C Spot.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity
2022 Third Quarter   Suncor Energy Inc.   49

Management’s Discussion and Analysis
prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2021 annual MD&A, the 2021 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
50   2022 Third Quarter   Suncor Energy Inc.